GETTING SAUCY IN SAVANNAH

Army veteran Tracey Richburg takes an unlikely path to the military and entrepreneurship.

BY KATHLEEN GANSTER

Tracey Richburg's path to the military is different than most. Unlike many who join the military right out of high school or college, Richburg didn't enlist until she was 30. Richburg was working as a letter carrier for the U.S. Postal Service when she decided to join the Army.

"I had the desire to join the military since 1989 and just decided to follow my dream and go for it," said Richburg, now 45.

As the "old lady" in her platoon, Richburg said her Basic Combat Training days were some of her fondest.

"Some of the other soldiers would call me 'Mom' since I was older," she said.

Richburg was assigned the role of the platoon leader of the Third Platoon Rough Riders and used her age to motivate the younger soldiers.

"On PT tests, I would help those who were lagging behind by yelling, 'Don't let this old lady beat you to the end,'" she said.







MILITARY MOTIVATION

Richburg uses that same motivation and values she learned in the military to help drive her as a business owner. Richburg started Savannah Sauce Company, named after her hometown of Savannah, Ga., in 2014. Savannah Sauce specializes in all-natural sauces and salsas, including chipotle hot sauce, jalapeño honey mustard, bacon ketchup, and peach salsa. Richburg's sauces use only fresh ingredients, no preservatives and no MSG. Only the bacon products contain meat.

"The core values of the Army are more than words – they are qualities that define a path in life and I do not take them lightly. I would have to say that I hold personal courage above the rest ▸

